UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA ANNOUNCES THE RESIGNATION OF BANCOLOMBIA CEO AND THE DESIGNATION OF THE NEW CEO

Medellin, Colombia, March 7, 2016

Carlos Raul Yepes Jimenez officially informed the Board about his decision to resign as CEO of Bancolombia, a position he has held since February 2011.

At an extraordinary meeting, the Board of Directors of Bancolombia, once understanding the reasons for the resignation of Carlos Raul recognizes the important effort that he has led for five years at the helm of the organization that now has presence in 10 countries and that has also implemented a new style of banking. His charisma, inspiring leadership and commitment are essential so that today Bancolombia obtains excellent financial results, generating shared value and is also recognized as the most reputable company in Colombia.

For his part, the Chairman of the Board, David Bojanini, said: "Carlos Raul put his soul into the Bancolombia Group. His work has been successful as evidenced by the results of the company. After 5 years as its CEO, Bancolombia can evidence undeniable results in terms of growth, efficiency, innovation and sustainability. We understand the personal and family reasons that motivate his decision to resign and that respond exclusively to his life project and his desire to make up time for him and his family. We express our sincere gratitude for his dedication and commitment to this organization and in pursuing to transform the sense of banking to contribute to social transformation."

Likewise Directors, unanimously, have appointed Juan Carlos Mora Uribe, Vice President of Innovation and Digital Transformation, as the new CEO of the Organization. Juan Carlos Mora holds a business degree from Universidad EAFIT, an MBA from Babson College (USA), and during his twenty-five years in the organization has held various positions as Vice President of Administrative Affairs, Chief Risk Officer and Chief Operating Officer.

This appointment is based on a rigorous analysis regarding the succession process provided by the organization within its framework of corporate governance. "We do so convinced of the capabilities and experience of Juan Carlos to provide continuity and further progress in meeting the goals and plans spearheaded by Carlos Raul Yepes in Grupo Bancolombia, and also understanding that innovation brand today, more than ever, the path of sustainability of Grupo Bancolombia "said David Bojanini.

In order to assure a smooth transition, Carlos Raul Yepes was asked to stay until April 30, 2016.

The Board of Directors, on behalf of the shareholders and the team that makes up Grupo Bancolombia reiterates its gratitude to Carlos Raul Yepes for being a key leader so that today Bancolombia is the most Sustainable Bank in the Americas and the fifth in the world, and that the organization is not only nationally renowned but also internationally, and thanks to its objective of promoting a real transformation of society from the philosophy of a more Humane Bank.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 7, 2016	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance